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WeStrive

CRM Software and App Connecting The Fitness
World. Reshaping Personal Training

software   technology   health and fitness

WESTRIVEAPP.COM   LOS ANGELES





*I started this because I saw a huge problem with both personal trainers and
exercisers. We've created a platform that trainers want and need. WeStrive will
revolutionize how they run their business and will lead to an unbeatable
experience for the client.*

Cory McKane CEO/Founder @ WeStrive



ABOUT   UPDATES⁰   GRAPEVINE³²   ASK A QUESTION⁰   ADMIN

Why you may want to support us...

1   650+ personal trainers signed up for Early-Release (November 2019)

2   Average Projected Customer Value (Personal Trainer) at $458

3   Personal training is a $9 Billion industry

4   Full Suite Tools with Cross-Device Integration (Website and Mobile App)

5   Empower individual trainers and small fitness groups to establish and scale
    their business online

6   First-to-market platform to sell fitness programs in an in-app marketplace

7   Ability to Scale to 100,000+ personal trainers

Our Team
AND OUR MAJOR ACCOMPLISHMENTS



Cory McKane
CEO/Founder
*Cory has spent the past several years building WeStrive from the ground up.
He's made it his life goal to make WeStrive the number one fitness platform.*
(in)



Alex Vasylyk
CTO
*Alex & his brother Andrew have built one of the most successful European
software companies.*
(in)



Ivanka Yakimchuk
Project Manager
*Managed and designed the business processes for the public procurement
system which received the international anti-corruption award from C5
Accelerate and USA Institute of Peace as part of The Shield in the Cloud
Innovation Challenge.*
(in)



Sean Daly
Marketing Lead
Led advertising campaigns for Uber, Gatorade, Southwest, 7-11.
(in)



Olya Moroziuk



UX/UI Lead
Designed dozens of 5-Star Mobile Apps & Web Pages





Shweta Sachdevb
Customer Experience Lead
Took an enterprise/strategic $100,000 account to $25M over 3 years





Amir Eldar
Business/Marketing Lead & Advisor
Former Head of Digital - Amazon Prime Video. Led Marketing Campaigns for JAY Z, FedEX, Warner Bros.



Kevin Ngo
Financial Lead - CPA
Kevin is an accomplished CPA with years of leading Accounting teams and transforming financial practices for companies.

Why people love us

Cory is not only an incredible person, but one of the hardest workers I have ever known. Starting with nothing, Cory was able to build this app from the ground up and learned many lessons along the way. With his incredible charisma and work ethic, not only did he inspire others to want to be a part of this journey, but he was able to find the right people to put together and create the amazing team he has today. If you talk to anyone who knows Cory or has worked with him, all of them would agree in the fact that he inspires others to be better. If you invest in WeStrive, you will not regret it.

Ian Bouchard
Investor



Yes. Cory is a very motivated & driven individual.
Anthony Schlotfeldt Friend



Cory is brilliant, compassionate, and driven. He has put in countless hours into his product and his team and has built a foundation for a company to scale and help its users constantly derive value from their use. The idea is well executed and has come through tireless user research to define the root cause of how people can improve their workouts and grow as human beings. I've been Cory's friend for several years now and he is one of the few people that I see grow and improve each and every single day. He is the definition of the person who should be worthy of additional funding, not just because of his idea and execution, but him as a person.
Chase Adams Friend

See more on Buzz

Some of our investors



WE'VE RAISED $85,605 FROM 13+ INVESTORS SINCE OUR FOUNDING

Cory McKane
Founder of WeStrive



Cindy Timmons
Director, Business Development-Strategic Partnerships, Audio Advertising and Monetization Solutions AdsWizz



Keylin Huddleston
Stock Market/Real Estate Investor



Cori Olson
Learning Dept Area Manager at Amazon.com



Steven Warner
Regional General Manager -American Income Life Part Time Personal Trainer



Erick Raynes
Distribution Sales Manager-Industrial Sales, Western United States -Accuride International Inc.



Cameron Doneen
Engineer at Puget Sound Energy





Clark Masterson
Program Manager at Microsoft



Ryan McCulloch
Area Manager at Ro Health

along with 4 other investors

Downloads

WeStrive Pitch Deck.pdf

WeStrive is the ultimate platform for personal trainers to build, operate, and grow their business

WeStrive helps trainers **save time***, provides clients with an* **exceptional experience***, and supplies the tools for trainers to* **increase revenue**.

WeStrive is offering an opportunity to invest in the rapidly growing fitness industry. Currently, trainers struggle to run their online business and are forced to utilize tools like PDF's, Excel documents, Venmo, and randomly texting clients their workouts. They are left unorganized, stressed out, and exhausted. WeStrive transforms their business by handling billing, client management, program creation tools, and more.

Trainer Journey (Problem & Solution)

Personal trainers have a difficult time **building**, **operating**, and **growing** their personal training business.


Dashboard
Complete overview allowing trainers to send invoices & programs to any client
Clients
Snapshot of all clients, dive into client profiles, information, and progression
Programs
Create up to 6-month programs using the best program creator in the industry
Sales
Screenshot of revenues and track all private/marketplace sales

WeStrive personal trainer dashboard

Building: Trainers typically don't even know where to start when it comes to creating an online personal training business. This typically leads to them utilizing a lot of DIY (Do It Yourself) tools and just throwing things together. After trying and failing, most personal trainers quit. WeStrive steps in by providing the easiest-to-use On-boarding and creation tools in the industry. We show you how to build a training business and guide you every step of the way.

Operating: Once a training business is established, trying to manage it is even more difficult. Personal trainers try to utilizing *PDF's, Excel, Notes-Pad, Venmo, YouTube, PayPal*, and more to run their business. The process is all over the place. It ultimately leads to hours wasted on the trainer's side and a terrible User-Experience for the client. WeStrive provides program-creation tools, client management software, a billing platform, Client progression tracking, and so much more. It's a no brainer to go with WeStrive.

Growing: The other trainer management software is just that...management software. Trainers have one revenue stream, they can add their clients, and be on their way. WeStrive wants to actually see our trainers grow and we provide the tools to do so. We offer the *only* universal mobile app that allows trainers to manage their business on the go and that allows clients to workout/track progress from their phones. WeStrive also has our fitness program marketplace, which is the only fitness program marketplace in existence. Trainers can take all the programs they've created over the years, sell them to anyone on the planet, and discover a brand new revenue stream.

The Business Model

WeStrive generates revenue in two ways (for now). The first business model is a monthly

WeStrive generates revenue in two ways (for now). The first business model is a monthly subscription and transactional fees collected from personal trainers. The second business model is our marketplace for personal trainers to sell fitness plans within our mobile app.



Business Model #1
Subscription Model
Personal Trainers pay monthly to work with individual clients through our online platform
$32
WeStrive Monthly Revenue Per Trainer
How It Works
Trainers Pay $17/Month Minimum
Includes Up to 5 Clients
Each additional client is $1.5-$2.5/Month
WeStrive's Collects .75% of Sales per trainer
WeStrive's Collects 10 cents on each transaction
$26
Average Monthly Subscription
$5
Average WeStrive Sales Revenue Per Trainer
$1
Average WeStrive Transaction Revenue Per Trainer
Business Model #2
Marketplace Model
Personal Trainers sell workout plans on our In-App marketplace
15.75%
Average Percentage Earned Each Sale
Brand new revenue stream for personal trainers
Trainers set their own prices for each of their programs
Trainers earn 65% of every program sold

Revenue Projections

The driving force of our revenue is our trainers. The more trainers we bring to the platform, the more each revenue stream will flourish.

The below are future projections and cannot be guaranteed.



Revenue Projections
**Life time value $458
Based on Financial Projections Document
Private Training
How we reached the projections for 2020
Average Monthly Trainers
5,610
X
Trainer Average Monthly Subscription/Fees
$32
=
2020 Private Annual Revenue
$2,154,473

PERSONAL TRAINERS (EOY)	Subscriptions
2019 (December)	350
2020	9800
2021	43,750
2022	101,500

Seed Funding Round I	2020	2021	2022
Private Training	$2,154,473	$11,237,326	$30,381,011
Fitness Plan Marketplace	$37,013	$344,813	$1,469,250
Nutrition & On-Demand	(EOY) $7,875	$1,172,200	$16,349,038
Expenses	$2,111,777	$10,119,338	$28,117,100
EBITA	$87,584	$2,635,001	$18,971,124

Client Journey

In addition to being a platform for personal trainers, we've created a best-in-class mobile app and experience for the clients (and potential clients) of our trainers.

What truly differentiates WeStrive from other personal training platforms is that we have the ability to provide new clients to our trainers. Instead of making the platform only for private clients who already have trainers, we've provided additional tools that exercisers who currently don't have a trainer can use. These trainer-less exercisers have the ability to contact/apply to work with trainers from within the app.

Exercisers can search through thousands of fitness programs on the **marketplace** (second business model), workout with their **private trainer** (first business model), or use our free workout journal tools to **train on their own**. Providing a basic free-model for our platform will ultimately lead to more app downloads, increased program sales, and new clients for our trainers.



3 Tabs for Fitness
2 Tabs for Social
WeStrive
Transform your Workout
Home Page
Post status updates, share programs, interact with friends
Marketplace
Discover, purchase, and follow thousands of fitness programs
Private Training
Follow the fitness & nutrition plans created by your private personal trainer
Progression
Workout journal, bodyweight tracker, progression photos, and more
Profile
View your posts, photos, programs, & settings
My First At Home Plan

Where We Are Now

After launching the MVP, it became apparent from our trainers that what they needed the most was a private training platform. We've been re-designing the whole platform and building the new one since late 2018 and we're only a few months away from launch. WeStrive currently has over 600 trainers signed up for the beta and we have yet to spend a dime on marketing. Trainers email us every day asking to use the website/app so we're very eager to raise this funding and launch WeStrive ASAP.

> *I've only got a few clients online and I'm sending them video after video after video...I've*
> *seriously been looking for something like (WeStrive) for months.*
> *-Makayla Mattox, Certified Trainer/Navy Officer*



The New WeStrive Platform launching Fall - 2019

Competition & What Makes Us Unique?



We're more than just a private training platform	≡WeStrive	TRAINERIZE	TRUE COACH	MY PT HUB
Private Fitness Training	✔	✔	✔	✔
Program Marketplace	✔			
Nutrition	2020			
Social Media Platform	✔			
Mobile Workout Journal	✔			

Mobile: Our 5-Star App has more benefits than our users could ever dream of. We know our exercisers are working out from their phones...so obviously we put a lot of effort into making it the best experience possible.

Marketplace: We are the only marketplace for personal trainers to sell their fitness plans

Customer Service & Purpose: We have created an amazing customer service team/experience geared up for launch. The app wasn't built for fun...we built this app to solve a need and we have listened to both trainers & exercisers to improve on our solutions.

Dedication: Our founder has dedicated every penny he's earned into WeStrive and he has spent every single day for years dedicating himself to this platform.

Design: We've spent years speaking with thousands of trainers, exercisers, coaches, athletes, and more in order to guarantee we design the ultimate experience.

Universal: Our mobile app is completely universal for the trainers/clients on our website/app. Follow workouts, track your growth, communicate with friends all from the website or app.

Opportunity: Unlike our competitors, we've already started expanding into other business models besides just private training (example: social app, marketplace).

Social: The only social fitness app to connect exercisers to trainers

Our Story (Where We've Been)

In the summer of 2016, we received our first big lesson on how to properly find & work with a development team**.** We tried to launch our first app and partnered with too small/too in-experienced of a team. Our founder used his own finances to develop the first app (*June 2016 image below*) and the app launched almost a year late after countless months of late-nights and struggles.

We fixed this problem by moving to a bigger city (Los Angeles) and partnering with an incredible tech team. We began with hundreds of designs for a new app (*August 2017 image below*) and after months of work, we finally launched our MVP (*June 2018 image below*). We featured over 350 personal trainers and they loved the app but we learned a new lesson on **listening to our customer's needs**.

The app was a marketplace for personal trainers to sell their fitness plans. The marketplace is what every trainer **wants** but not what they **need**. While every trainer loved the app, they needed a platform to build and grow their business. We are still utilizing the marketplace in our fall launch of the new platform, but the private training system is what our trainers desperately need.



April 2015
June 2016
WORKOUTS
August 2017
June 2018

Progression of the WeStrive Platform from our initial idea until our 2018 MVP

The Vision (Where We're Going)

Today we are a SaaS platform and a mobile app...tomorrow we'll be the ultimate community for personal trainers and exercisers to connect and train. Our vision starts with online/in-app training and leads to years of strategic partnerships, in-person training, and so much more. Every few months we have a long list of updates we're releasing based on feedback and requests from hundreds of trainers and exercisers.



June 2018
Marketplace
Launched MVP on IOS/Android with over 350 personal trainers and hundreds of fitness plans.
October 2019
Private
Launch online private training platform, helping trainers build, operate, and grow their business
Summer 2020
Nutrition
Integrate a nutritional management system, doubling our sales capacity through complimentary new features
Fall 2020
Strategic
White-label our platform for gyms, partnering with fitness clothing brands, and much more
WeStrive
Spring 2021
On-Demand
On-Demand Location-Based training, bringing WeStrive trainers to the homes of millions around the world

We'd be honored to have you join us on this journey. Ask any questions you would like, we're more than happy to answer them!

Trainer Testimonials



WeStrive Testimonials
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Investor Q&A

What does your company do? ˅

− COLLAPSE ALL

WeStrive provides a SaaS platform for personal trainers to build, operate, and grow their business from our website and mobile app. Trainers can work privately with clients or sell fitness programs through our mobile marketplace. The marketplace programs can be purchased by exercisers around the world. The WeStrive App allows them to buy any fitness program at a fraction of the cost and offers an incredible interface to track your progress.

Where will your company be in 5 years? ⌄

We either want to be the number one fitness platform for personal trainers, clients, and exercisers OR we want to have been acquired by a larger fitness company.

Why did you choose this idea? ⌄

I started this because I saw a huge problem with both personal trainers and exercisers. We've created a platform that trainers want and need. WeStrive will revolutionize how they run their business and will lead to an unbeatable experience for the client.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Personal trainers are all moving online. If we started this platform 10 years ago, things might have been different. However, especially on Instagram, trainers are trying to grow their business by selling Excel documents, PDF's, and Venmo requests and it's completely unorganized. Personal trainers need this platform now and we've had competitors launch products that are similar but they all only offer one feature. WeStrive offers multiple revenue streams, a functioning mobile app, social features for growth, and much more.

What is your proudest accomplishment? ⌄

I think grit and perseverance are actually the two best words to describe my process with this startup. I've been building it for four years, have turned down numerous 6-figure jobs, and have driven for Uber/Lyft, waited tables, and more just to see it succeed. Through it all, we're finally at a point where we have the trainer demand and just need the funding to finish the designs. Over the years, it's definitely been a struggle to get to this point, but I wouldn't have it any other way.

How far along are you? What's your biggest obstacle? ⌄

We have already launched an early prototype, MVP, and are now just 2-3 months away from launching our final product. Our biggest obstacle is just capital and that's why we are here. We have the demand and the platform in place, now we just need the funding to launch and promote it.

Who are your competitors? Who is the biggest threat? ⌄

We have several competitors like Trainerize, TrueCoach, MyPtHub, etc. Their biggest advantage is their experience in the industry and their user-base. With that being said, none of them have functioning mobile apps, they don't offer a marketplace for fitness plans, there is no social interface, and they offer very few opportunities for trainers to grow their business. Once we have funding and can launch, we hope it will be easy for trainers to see the advantages that WeStrive offers.

What do you understand that your competitors don't? ⌄

We understand personal trainers. I know it sounds ridiculous, but our competitors (that do offer mobile apps) consistently have 2-3 stars in the app store because their apps don't offer the right functionality or crash constantly. Their websites are also very confusing to navigate and the biggest thing you have to understand with trainers is that they aren't tech-savvy. We've spent years building our platform to make sure that personal trainers can easily navigate it.

How will you make money? ⌄

We earn a monthly subscription from personal trainers and also make a percentage from our marketplace (not counting future revenue streams as well). Starting at $17/Month, trainers pay us to use the private platform. It's an additional $1.5/$2.5 (depending on volume) per client and we expect to earn around $32 from each trainer every month (including transactional fees).

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The best part about our platform is that we've already failed early on with our MVP and prototype and realized we needed to pivot towards this SaaS model (due to heavy trainer demand). One risk is that personal trainers won't understand the onboarding process or how to use our platform. However, to combat this, we've spent years designing the platform to make it easy to use and are going to spend a lot of money making a seamless onboarding process. Another big risk is that personal trainers will want a much more in-depth nutritional process on our back-end (we are early stage with nutrition). However, to combat this, we plan to launch in-depth nutrition software to partner with our fitness software in May of 2020.

What do you need the most help with? ⌄

When I answered this question in late July, I stated that I need the most help with operations, but since then we've brought a very experienced COO on board. Now, our biggest struggle is the necessary funding to get our platform off the ground and that's where Wefunder comes in.

What would you do with the money you raise? ⌄

WeStrive has a full breakdown of financials but to summarize: 22.5% Development/Design/On-boarding Tools. 32.5% Staff/Customer Service. 27.5% Advertisement. 10% Software/Tools/Server. 7.5% Wefunder intermediary fee.



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